
dzhel
VENTURES

Krista Waddell · 3rd

Dzhel, LLC

Strength and growth come only through continuous effort and struggle.

Las Vegas, Nevada · 500+ connections · Contact info

Experience

Managing Member
Dzhel, LLC
Jan 2016 – Present · 4 yrs 5 mos
Las Vegas, Nevada


dzhel-logo-green-1.jpg



President - NV
A.R.T Concrete Solutions
Jan 2018 – Apr 2019 · 1 yr 4 mos
Las Vegas, Nevada Area

CEO
Gold Parties Australia
2009 – 2016 · 7 yrs

Owner and operating manager- second-hand precious metal dealer and resale until 2012. Currently, the business focuses on the export of gold bullion to Panama for resale.

CEO
Ounces to Pounds
2008 – 2012 · 4 yrs

Owner and operating manager- second-hand precious metal dealer and resale

CEO
Glitter to Green
2007 – 2012 · 5 yrs
Las Vegas, Nevada Area

Owner and operating manager- second-hand precious metal dealer and resale.

Show 2 more experiences

Education



University of Phoenix
Bachelor's Degree, Business Administration and Management, General
2014 – 2015


UNLV
LEE BUSINESS SCHOOL

UNLV Lee Business School
Business, Management, Marketing, and Related Support Services
1997 – 2000

Volunteer Experience

Board Member
A Touch Of Love Foundation
Oct 1987 – Present • 32 yrs 8 mos
Children

The Touch of Love Foundation is a Las Vegas-based charity that helps families and children in time of need. Partners include Candle Lighter, Temporary Assitance for Domestic Crisis, Safe Nest, Clark County School District, and Healthy Families.

Co-Chair of Queensland Fundraising
Australian Himalayan Foundation
2012 – Oct 2016 • 4 yrs
Children

The Australian Himalayan Foundation is committed to improving the quality of life of those living in remote areas of the Himalaya. We are working in partnership with these communities t help the most disadvantaged meet their needs through integrated improvements in education, health, and the environment.

